Exhibit 99.4

FIRST AMENDMENT TO LEASE

This First Amendment to Lease is made and entered into this 1st day of March, 2013, by and between, THE JADE GROUP, LLC., a Florida limited liability company (hereinafter called “Landlord”) and FLEETMATICS USA., a Delaware limited liability company (hereinafter call “Tenant”) with respect to that Lease Agreement entered into between Landlord and Tenant dated May 31, 2011 (the “Lease”);

WHEREAS, The Leased Premises under the Lease are currently comprised of Floor 3, (Suite 300 Space) within the building located at 1255 Cleveland Street, Clearwater, Florida and Landlord and Tenant desire to expand the Leased Premises to include Floor 2 (Suite 200 Space) of said building, which space contains 7,478 rentable square feet and is depicted on the drawing attached hereto as Exhibit “A” and incorporated herein, said Suite 200 bring hereinafter referred to as (the “Expansion Space”); and

WHEREAS, Landlord has agreed to make certain improvements to the Expansion Space, some of the cost of which will be the responsibility of Tenant, which improvements are defined in Exhibit “B” attached hereto and incorporated herein and hereinafter referred to as (“Tenant Improvements”); and

WHEREAS, Landlord and Tenant desire to provide for rent to be paid by Tenant to Landlord for the Expansion Space and for a commencement date for Tenants occupancy and possession of the Expansion Space.

Now for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Recitals. The above recitals are incorporated herein as true and correct.

2. Premises. Commencing on the Term Commencement Date, as hereinafter defined, Landlord hereby leases to Tenant and Tenant leases from Landlord, upon all the conditions set forth herein and in the Lease, the Expansion Space.

3. Term and Possession. The lease term for the Expansion Space shall commence when the Expansion Space is ready for Tenant’s occupancy, which shall be conclusively deemed to have occurred when Landlord has notified Tenant that: a.) the certificate of occupancy for the Expansion Space has been issued by the appropriate authority; and b.) all installations, construction and other work to be done by the Landlord as described in Exhibit “B” has reached Substantial Completion, (the “Term Commencement Date”). “Substantial Completion” shall mean the completion of the Tenant Improvements specified in Exhibit B, other than for Landlord’s punch list items which Landlord will rectify within a mutually agreeable time frame. The parties agree that the Landlord’s improvements shall be limited to those items described in Exhibit “B” and that any improvements not specifically described therein shall be the sole obligation of Tenant, provided, however, minor mechanical or other minor adjustments shall be made by the Landlord as promptly after occupancy as possible. Notwithstanding any of the foregoing, Landlord shall complete its portion of Tenant Improvements no later than March 1, 2013.

The initial lease term for the Expansion Space shall run continuous from its Term Commencement Date with the Lease for Suite 300, with the initial lease term for both Suite 200 and Suite 300 terminating on December 31, 2016, unless extended pursuant to paragraph 3.2 of the Lease.

4. Early Possession. If Tenant occupies the Expansion Space prior to Term Commencement Date, such occupancy shall be subject to all provisions of the Lease and hereof other than the provisions with regard to rent. Landlord will provide access to Tenant and Tenant’s furniture and equipment contractors prior to Term Commencement Date for installation and wiring of Tenants modular furniture and equipment. Landlord reserves the right to simultaneously be finishing Tenant Improvements required of Landlord and Landlord and Tenant agree to coordinate these finishing activities to expedite receipt of Landlord’s certificate of occupancy.

5. Rent. Rent for the Expansion Space shall be due at the same rate as provided in the Lease for Space 300 and shall commence on the Term Commencement Date. From the Term Commencement Date until December 31, 2013, rent shall be paid at the rate of $17.67 per rentable square foot in equal monthly payments in the amount of Eleven Thousand Four Hundred Eight and 93/100 dollars ($11,408.93), in advance, on or before the first day of each month throughout the year 2013. Thereafter rent shall increase as of January 1 of each year by the rate of four percent (4%) of the prior months monthly rent. Should the Term Commencement Date be on a day other than the first day of the month, rent for the first month shall be prorated.

6. Security Deposit. Upon execution hereof, Tenant shall deposit with Landlord Eleven Thousand Five Hundred and No/100 dollars ($11,500.00), as additional security for Tenant’s faithful performance of Tenant’s obligation under the Lease.

7. Tenant Improvement. Landlord agrees to provide architecture permit drawings, engineer permit drawings and require electrical drawings as needed to provide electrical service to Tenant’s modular furniture and to have the work described in Exhibit “B” complete which work shall include installation of standard grade office carpet, painting, ceiling modification and fire sprinkler installation. Tenant shall reimburse Landlord for actual cost of the following:

a. Material and installation cost for upgraded lighting and additional electric circuits required for the new floor layout.

b. The cost for framing and drywall for the new office layout including doors, sidelights, and hardware.

c. Modifications to the HVAC system resulting from the new floor layout.

Tenant’s cost for the above shall not exceed Fifty Five Thousand and No/100 dollars ($55,000.00) and said reimbursement shall be made within fifteen (15) business days after Landlord provides Tenant with an accurate invoice for the same. Notwithstanding paragraph 13.4 of the Lease, in the event Tenant has a valid dispute with any invoice or amount due, such dispute must be communicated in writing to Landlord within 30 days of receipt of invoice, describing the amount, issue and the reason for any dispute. Landlord and Tenant agree to work expeditiously to resolve any dispute, and during such period no late charge(s) shall apply or incur, as applicable. If after execution of this amendment Tenant requires additional Tenant improvements, not currently specified on Exhibit B and not otherwise Landlords’ obligation under the existing Lease, then the cost of the same as approved by Tenants representative, Al Vasile, shall be Tenants responsibility.

Tenant shall be responsible for installation of its modular furniture including wiring and cabling.

8. Parking. In addition to the current parking allotment to Tenant, Tenant shall be entitled to twenty-one (21) parking spaces on Landlord’s main lot and on Landlord’s satellite lot located at the Southwest corner of Lincoln and Pierce Street. Furthermore, Tenant will be provided fifteen (15) parking spaces at a cost of Thirty and No/100 dollars ($30.00) per month per space in the parking lot adjacent to and immediately East of the Richards Building located at the corner of Lincoln and Park, which lot is directly South from Landlord’s main lot. The monthly charge of Four Hundred and No/100 dollars ($450.00) for these additional spaces shall be considered Rent in addition to that described in paragraph 5 above, and said charge may be increased by Landlord for an Extended Term on the same basis that rent is to be adjusted pursuant to paragraph 3.2 of the Lease, in other words, based on fair market value.

9. Remaining Terms. Except as modified herein the terms and conditions of the Lease shall remain in full force and effect.

WITNESSES:	LANDLORD:
THE JADE GROUP, LLC.

/s/	By:	/s/
Signature	Print Name: David B. Slaughter
Title: CFO – Managing Member
Dated: 3-1-2013
Leslie Stubblefield
Print Name

/s/	Address:
Signature	P.O. Box 2581
Clearwater FL 33767

Benetta Slaughter
Print Name

WITNESSES:	TENANT:
FLEETMATICS USA, LLC.

/s/	By:	/s/
Signature	Print Name: Albert J. Vasile Jr.
Title: Asst. Treasurer
Dated: 3-1-2013
Anna Agranov
Print Name

/s/	Address: 70 Walnut Street Wellesley Hills, MA 02481 Print
Signature
Meaghan Alix
Print Name

EXHIBIT “A”

2nd Floorlayout 1Jan13—7478 SF Rentable

EXHIBIT “B”

Landlord agrees to provide the following as a part of its Tenant Improvements:

1.	Architecture permit drawings

2.	Engineered permit drawings
3.	Required electrical drawings as needed to provide electrical service to Tenant’s modular furniture

4.	Installation of new standard grade office carpet

5.	Painting of all walls to match tenant’s 3rd floor color.

6.	Modification of Ceiling to meet new floor plan

7.	Fire sprinkler the entire 2nd floor

8.	Make necessary Fire Alarm alterations to meet current fire code requirements.

9.	Provide required building permits.

10.	Provide Contractor to Complete Tenant Build out.

Installations, Construction and Other Work to be performed by Landlord but to be reimbursed to Landlord by Tenant:

1.	Upgrade lighting and additional electrical circuits required for new floor layout as shown on drawing Exhibit “A”.

2.	Cost for new framing and drywall for new office layout.

3.	Cost for new doors, sidelights, and door hardware and installation.

4.	Cost for HWAC Modifications required for new floor layout.

Installations, Construction and Other Work to be performed by Tenant’s Contractor and paid directly by Fleetmatics to Fleetmatics Contractor(s):

1.	Modular Furniture

2.	Modular Furniture Wiring & Installation

3.	Any additional upgrades to the space requested by Fleetmatics not currently included above.